Tractebel Energia

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48) 221 7000 Fax: (48) 221 7001

02 AUG 29 AM 9:27

Florianópolis, August 21st, 2002. CE DF-0045/2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 - -

02049694

Re.: Tractebel Energia S.A.
Exemption: Nº 82.4760

SUPPL

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué and Second 2002 Quarterly Information Report, which was prepared in accordance with CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

SUEZ

cc.:

Glorinete Laurentino
The Bank of New York
Enc.

dw 9/5

Tractebel Energia
Rua Antônio Dib Mussi, 366
Florianópolis – SC
CNPJ 02.474.103/0001-19

RGE
Rua São Luiz, 77
Porto Alegre – RS
CNPJ 02.016.439/0001-38

Relevant Fact

Carrying out the disposed at CVM Instruction no. 358/2002, Tractebel Energia S.A. and Rio Grande Energia S.A – RGE communicate to their shareholders and to the market as a whole the signature of the electric energy purchase and sale contract, that will be valid from January 1st, 2003 to December 31st, 2014. Tractebel Energia, through the referred contract, will supply to RGE the necessary energy to meet its load, discounted the supply contracts previously established by RGE.

The communication about the fact mentioned above was sent to Brazilian Security and Exchange Commission (Comissão de Valores Mobiliários – CVM) and to São Paulo Stock Market (Bolsa da Valores do Estado de São Paulo – BOVESPA) on August 19th, 2002 .

Florianópolis, August 21st, 2002.

Tractebel Energia S.A.
Marc Verstraete
Investors Relationship Director

Rio Grande Energia S.A. – RGE
Vlamir Almeida Ramos
Investors Relationship Director

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	2	01/04/2002	30/06/2002	1	01/01/2002	31/03/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES	680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2002	2 - TRIMESTRE ANTERIOR 31/03/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2001
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	140.186.664
3 - Total	652.742.193	652.742.193	604.238.739
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Com Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	27/03/2002	Dividendo	17/04/2002	ON	0,0001220432
02	RCA	27/03/2002	Dividendo	17/04/2002	PNA	0,0001899117
03	RCA	27/03/2002	Dividendo	17/04/2002	PNB	0,0001220432
04	AGO	29/04/2002	Dividendo	13/05/2002	ON	0,0000254796
05	AGO	29/04/2002	Dividendo	13/05/2002	PNA	0,0000325493
06	AGO	29/04/2002	Dividendo	13/05/2002	PNB	0,0000254796
07	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	ON	0,0001225599
08	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNA	0,0001225599
09	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNB	0,0001225599

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/08/2002	

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1	Ativo Total	5.653.477	5.298.832
1.01	Ativo Circulante	1.394.526	1.027.784
1.01.01	Disponibilidades	25.193	14.163
1.01.01.01	Numerário Disponível	3.274	2.989
1.01.01.02	Aplicações no Mercado Aberto	21.919	11.174
1.01.02	Créditos	1.071.376	930.523
1.01.02.01	Consumidores e Concessionárias	961.284	930.523
1.01.02.02	Titulos e Valores Mobiliários	110.092	0
1.01.03	Estoques	7.125	6.557
1.01.04	Outros	290.832	76.541
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	23.323	19.102
1.01.04.02	Alienações, Serv.em Curso e Disp.Reemb.	8.241	5.513
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	85.870	10.990
1.01.04.04	Créditos Fiscais Diferidos	157.758	25.906
1.01.04.05	Despesas Pagas Antecipadamente	5.570	6.607
1.01.04.06	Outros	10.070	8.423
1.02	Ativo Realizável a Longo Prazo	277.691	280.350
1.02.01	Créditos Diversos	48.453	60.303
1.02.01.01	Concessionárias	48.453	54.773
1.02.01.02	Títulos e Valores Mobiliários	0	5.530
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	229.238	220.047
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	6.500	6.416
1.02.03.02	Depósitos Vinculados a Litígios	23.818	21.561
1.02.03.03	Créditos Fiscais Diferidos	189.508	181.554
1.02.03.04	Despesas Pagas Antecipadamente	6.625	7.729
1.02.03.05	Outros	2.787	2.787
1.03	Ativo Permanente	3.981.260	3.990.698
1.03.01	Investimentos	503.924	508.854
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	496.703	500.074
1.03.01.03	Outros Investimentos	7.221	8.780
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.797	1.806
1.03.01.03.02	Outros	5.424	6.974
1.03.02	Imobilizado	3.475.860	3.480.254
1.03.03	Diferido	1.476	1.590

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2	Passivo Total	5.653.477	5.298.832
2.01	Passivo Circulante	1.067.918	740.226
2.01.01	Empréstimos e Financiamentos	401.311	117.760
2.01.01.01	Principal	374.935	97.084
2.01.01.02	Encargos	26.376	20.676
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	219.494	159.735
2.01.04	Impostos, Taxas e Contribuições	32.131	206.539
2.01.04.01	Tributos e Constrib. Sociais Correntes	8.484	183.407
2.01.04.02	Tributos e Constrib. Sociais Parcelados	23.647	23.132
2.01.05	Dividendos a Pagar	1.026	165.120
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	1.026	165.120
2.01.06	Provisões	27.383	26.901
2.01.06.01	Obrigações Estimadas	27.383	26.901
2.01.07	Dividas com Pessoas Ligadas	0	0
2.01.08	Outros	386.573	64.171
2.01.08.01	Reserva Global de Reversão	879	1.256
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	6.277	5.656
2.01.08.03	Concessionárias de Energia Elétrica	1.843	1.845
2.01.08.04	Particip.Empregados Lucros ou Resultados	2.526	5.780
2.01.08.05	Benefício Pós-Emprego	43.179	40.766
2.01.08.06	Obrigações Fiscais Diferidas	322.943	0
2.01.08.07	Outros	8.926	8.868
2.02	Passivo Exigível a Longo Prazo	1.696.977	1.559.134
2.02.01	Empréstimos e Financiamentos	1.279.474	1.136.281
2.02.01.01	Principal	1.279.474	1.136.281
2.02.02	Debêntures	0	0
2.02.03	Provisões	158.439	152.361
2.02.03.01	Obrigações Estimadas	19.483	17.510
2.02.03.02	Contingências	138.956	134.851
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	259.064	270.492
2.02.05.01	Tributos e Contrib.Sociais Parcelados	35.732	40.812
2.02.05.02	Benefícios Pós-Emprego	221.332	227.845
2.02.05.03	Outros	2.000	1.835
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.888.582	2.999.472
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	406.359	406.359
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	368.724	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(55.238)	55.652

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.01	Receita Bruta de Vendas e/ou Serviços	365.101	709.177	333.182	667.151
3.01.01	Suprimento de Energia Elétrica	304.149	580.873	249.676	512.341
3.01.02	Fornecimento de Energia Elétrica	4.676	8.967	2.674	6.733
3.01.03	Subvenção Combustível - CCC	53.168	113.576	76.687	142.601
3.01.04	Venda de Cinzas	1.196	2.164	2.240	2.240
3.01.05	Outras	1.912	3.597	1.905	3.236
3.02	Deduções da Receita Bruta	(14.517)	(28.041)	(14.368)	(26.599)
3.02.01	Impostos e Contribuições	(13.535)	(26.255)	(12.502)	(24.733)
3.02.02	Repasse - CCC - Venda de Cinzas	(982)	(1.786)	(1.866)	(1.866)
3.03	Receita Líquida de Vendas e/ou Serviços	350.584	681.136	318.814	640.552
3.04	Custo de Bens e/ou Serviços Vendidos	(237.679)	(430.348)	(224.022)	(407.096)
3.04.01	Pessoal	(11.757)	(22.273)	(10.758)	(20.364)
3.04.02	Material	(2.334)	(3.833)	(3.053)	(4.716)
3.04.03	Serviço de Terceiro	(5.731)	(10.613)	(5.396)	(9.145)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(53.168)	(113.576)	(76.687)	(142.601)
3.04.05	Combustível p/Prod.Ener.Elétrica	(12.585)	(23.354)	(6.112)	(7.674)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(8.161)	(15.169)	(10.827)	(19.220)
3.04.07	Depreciação / Amortização	(39.010)	(77.253)	(39.098)	(78.388)
3.04.08	Energia Elétrica Comprada p/Revenda	(99.422)	(150.546)	(67.984)	(112.156)
3.04.09	Uso de Bem Público - UBP	(4.113)	(7.634)	(3.220)	(6.440)
3.04.10	Constituição de Provisões Operacionais	(2.577)	(5.155)	(1.866)	(3.731)
3.04.11	Reversão de Provisões Operacionais	679	713	2.670	3.217
3.04.12	Outras	500	(1.655)	(1.691)	(5.878)
3.05	Resultado Bruto	112.905	250.788	94.792	233.456
3.06	Despesas/Receitas Operacionais	(274.418)	(328.629)	(97.354)	(178.514)
3.06.01	Com Vendas	(3.849)	(7.221)	(2.429)	(5.455)
3.06.02	Gerais e Administrativas	(22.235)	(42.365)	228	12.648

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.06.02.01	Pessoal	(5.567)	(10.080)	(5.379)	(10.314)
3.06.02.02	Serviço de Terceiro	(3.272)	(7.094)	(2.785)	(5.420)
3.06.02.03	Depreciação / Amortização	(376)	(727)	(354)	(700)
3.06.02.04	Constituição de Provisões Operacionais	(4.771)	(14.571)	(2.888)	(8.759)
3.06.02.05	Reversão de Provisões Operacionais	8.366	15.608	26.556	61.376
3.06.02.06	Outras	(16.615)	(25.501)	(14.922)	(23.535)
3.06.03	Financeiras	(237.135)	(268.013)	(93.533)	(179.400)
3.06.03.01	Receitas Financeiras	4.524	5.582	3.264	13.211
3.06.03.01.01	Rendas de Aplicações Financeiras	3.860	4.479	2.619	5.666
3.06.03.01.02	Variação Monetária	260	587	416	6.097
3.06.03.01.03	Outras	404	516	229	1.448
3.06.03.02	Despesas Financeiras	(241.659)	(273.595)	(96.797)	(192.611)
3.06.03.02.01	Encargos de Dívidas	(35.728)	(58.774)	(35.441)	(64.891)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	2.254	(2.825)	(1.576)	(3.357)
3.06.03.02.03	Variação Monetária s/Empr.Financiamento	(199.437)	(195.594)	(53.205)	(112.675)
3.06.03.02.04	Variação Monetária - Outras	(2.180)	(4.312)	904	(1.168)
3.06.03.02.05	Outras	(6.568)	(12.090)	(7.479)	(10.520)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(11.199)	(11.030)	(1.620)	(6.307)
3.07	Resultado Operacional	(161.513)	(77.841)	(2.562)	54.942
3.08	Resultado Não Operacional	(129)	(142)	1.046	1.138
3.08.01	Receitas	4	45	1.199	1.348
3.08.02	Despesas	(133)	(187)	(153)	(210)
3.09	Resultado Antes Tributação/Participações	(161.642)	(77.983)	(1.516)	56.080
3.10	Provisão para IR e Contribuição Social	27.708	0	4.801	(2.178)
3.10.01	Contribuição Social	5.718	0	689	(2.178)

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.10.02	Imposto de Renda	21.990	0	4.112	0
3.11	IR Diferido	23.044	22.745	11.249	1.717
3.11.01	Contribuição Social	7.130	5.163	1.933	(1.443)
3.11.02	Imposto de Renda	15.914	17.582	9.316	3.160
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(110.890)	(55.238)	14.534	55.619
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	604.238.739	604.238.739
	LUCRO POR AÇÃO			0,00002	0,00009
	PREJUÍZO POR AÇÃO	(0,00017)	(0,00008)		

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta na UHE Ita e Machadinho, é de 5.002 MW, dos quais 77,01% em usinas hidrelétricas e 22,99% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho(SC/RS), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel EGI South América Ltda., nova denominação social da Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. A CEM está construindo a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto o gráfico constante da nota 10-d do quadro 04.01 e da nota 5-d do quadro 16.01, que estão expressos em milhões de Reais.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02 e 07.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 30 de junho de 2002 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.06.2002, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 30.06.2002.

c) Permanente

Os investimentos nas controladas são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;

em função do disposto nas Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial realizada em 31.12.2001, e são atualizados mensalmente pelos índices contratuais no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 14);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até 30.06.2002, estão atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b).

Em face da alta proporção de participação da controladora na controlada CEM (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	30.06.2002			31.03.2002
	Vincendos	**Vencidos mais de 90 dias**	**Total**	**Total**
Circulante				
Consumidores livres	1.632	-	1.632	1.524
Concessionárias	938.218	19.270	957.488	928.999
Comercializadoras	2.164	-	2.164	-
	942.014	**19.270**	**961.284**	**930.523**
Longo Prazo				
Concessionárias	**48.453**	-	**48.453**	**54.773**
	990.467	**19.270**	**1.009.737**	**985.296**

04.01 - NOTAS EXPLICATIVAS

A Companhia assinou contrato para fornecimento de energia na categoria de "consumidores livres", com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

Neste trimestre, a Companhia disponibilizou a unidade 4 da UTE William Arjona, para a Comercializadora Brasileira de Energia Emergencial - CBEE, possibilitando, dentro do prazo pré-estabelecido, o incremento de 35 MW em sua disponibilidade global, contribuindo com o esforço de garantir o fornecimento da energia elétrica emergencial, conforme contrato firmado em janeiro de 2002, entre as partes, na modalidade de potência contratada e energia fornecida com vigência de janeiro de 2002 a dezembro de 2004.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 18.838, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O débito é reconhecido por Furnas, que aguarda a solução de outras pendências no âmbito do Mercado Atacadista de Energia Elétrica – MAE para liquidá-lo, razão pela qual a Companhia não constituiu provisão para créditos de liquidação duvidosa.

Em 13.03.2002 o MAE divulgou a melhor estimativa dos valores decorrentes das transações de compra e venda de energia elétrica ocorridas no âmbito daquele mercado, no período de janeiro a dezembro de 2001, de forma a possibilitar, aos agentes, o reconhecimento de tais transações em suas demonstrações financeiras referentes ao exercício de 2001. Essas transações representaram, para a Companhia, ativos de R$ 833.642 e passivos de R$ 88.847.

Naquela oportunidade, a Agência Nacional de Energia Elétrica – ANEEL ratificou os valores apurados pelo MAE e os considerou adequados para serem reconhecidos contabilmente pelas empresas do setor elétrico e, com o objetivo de harmonizar os procedimentos entre os agentes, no que respeita ao cumprimento do regime de competência, determinou que todas as empresas contabilizassem os valores divulgados, os quais, somados às estimativas para os meses de setembro a dezembro de 2000, anteriormente divulgados, resultaram, para a Companhia, no reconhecimento de ativos no valor de R$ 838.721 e de passivos de R$ 89.674, em contrapartida no resultado do exercício.

Em 25.07.2002 o MAE divulgou os valores definitivos referentes ao período de setembro de 2000 a março de 2001, apresentando receitas de R$ 26.522 e despesas de R$ 4.794. Os valores registrados em dezembro de 2001 com base nas estimativas fornecidas pelo MAE foram de R$ 26.315 e R$ 4.014, respectivamente. As diferenças apuradas, no valor líquido de R$ 573, serão ajustadas no mês de julho de 2002.

Não obstante todos os esforços da ANEEL, do MAE e demais órgãos envolvidos, os valores definitivos para fins de contabilização e liquidação das transações ocorridas a partir de abril de 2001 estão, ainda, pendentes de apuração.

04.01 - NOTAS EXPLICATIVAS

As estimativas obtidas do MAE, referentes as transações ocorridas no 1° trimestre deste exercício, resultaram em R$ 18.922 favoráveis à Companhia. Conforme divulgado nas Informações Trimestrais – ITR daquele trimestre, a Administração da Companhia decidiu, conservadoramente, não reconhecer tal valor em suas demonstrações financeiras, naquela oportunidade.

Tendo em vista que as transações ocorridas no 2° trimestre, cujos valores foram, também, estimados por aquele órgão, resultaram em R$ 51.888 desfavoráveis à Companhia, os montantes retro mencionados foram provisionados no presente trimestre, representando R$ 19.093 de vendas e R$ 52.059 de compras.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	30.06.2002	31.03.2002
Circulante		
Letras Financeiras do Tesouro – LFT	295	
Certificado de Depósito Bancário - CDB	109.797	-
	110.092	-
Longo Prazo		
Letras Financeiras do Tesouro – LFT	-	2.734
Letras do Tesouro Nacional – LTN	-	2.796
	-	**5.530**
	110.092	**5.530**

Os títulos e valores mobiliários existentes em 30.06.2002 têm seus vencimentos previstos para os meses de outubro de 2002, abril, maio e junho de 2003 e abril de 2005, sendo remunerados em 102,11% da taxa CDI, em média, podendo ser negociados antecipadamente sem prejuízo dos rendimentos.

Os títulos públicos registrados no realizável a longo prazo estão caucionados para garantia de processos judiciais e foram reclassificados, neste trimestre, para a rubrica “Depósitos Vinculados a Litígios”.

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

	30.06.2002			31.03.2002		
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Base de cálculo**	**Imposto de renda**	**Contribuição social**
Tributos – art.7°, Lei n° 8.541/92	3.384	846	-	3.826	956	-
Provisão para contingências	135.769	33.943	11.002	131.756	32.940	10.698
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para grandes manutenções	28.103	7.026	2.322	26.203	6.551	2.177
Provisão programa de reestruturação	151	38	12	172	43	14
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	1.258	314	113
Participação de empregados nos lucros	2.526	631	227	5.780	1.445	520
Benefícios pós-emprego	168.211	42.053	13.629	171.766	42.942	13.972
Outras provisões	10.750	2.687	968	12.253	3.063	1.103
Provisão energia MAE	173.044	43.261	15.574	-	-	-
Base negativa da contribuição Social	451.805	-	38.945	150.480	-	12.381
Prejuízo fiscal	221.788	55.447	-	-	-	-
	2.174.642	**186.246**	**161.020**	**1.481.347**	**88.254**	**119.206**
Classificação dos créditos fiscais diferidos:						
Circulante		112.198	45.560		16.870	9.036
Realizável a longo prazo		74.048	115.460		71.384	110.170
		186.246	**161.020**		**88.254**	**119.206**

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

As estimativas de compra e venda de energia elétrica no âmbito do MAE, registradas em dezembro de 2001, foram consideradas diferenças temporárias na Declaração de Informações Econômico-Fiscais da Pessoa Jurídica – DIPJ 2001, sendo os reflexos decorrentes ajustados contabilmente neste trimestre. Este procedimento não afetou o resultado do trimestre, pois que seus efeitos ocorreram na reclassificação de ativos e passivos fiscais diferidos.

Igualmente, as provisões referentes aos 1° e 2° trimestres deste exercício (ver Nota 4) foram tratadas como diferenças temporárias. Desta forma, o prejuízo fiscal e a base negativa da CSLL estão afetados pelas referidas provisões que, estima-se, realizar-se-ão no presente exercício.

04.01 - NOTAS EXPLICATIVAS

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.06.2002		30.06.2001	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	(77.983)	(77.983)	56.080	56.080
Contribuição Social – 9%	7.018		(5.047)	-
Imposto de Renda – 25%		19.496	-	(14.020)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(96)	-	(341)
Amortização de ágio	-	(286)	-	(286)
Equivalência patrimonial	(993)	(2.757)	(568)	(1.577)
Encargos sobre contingências tributárias indedutíveis	-	-	(17)	(48)
Outras despesas indedutíveis	(33)	(92)	(50)	(140)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	1.656	-	7.552
Reversão dos juros sobre capital próprio	-	-	2.333	6.482
Imposto de Renda sobre o Lucro Líquido	-	-	-	5.538
Outros	-	-	43	-
Ajuste de alíquota da CSLL diferida	(818)	-	(315)	-
Ajuste incentivos fiscais	(11)	(339)	-	-
	5.163	**17.582**	**(3.621)**	**3.160**
Composição dos tributos no resultado:				
Corrente	-	-	(2.178)	-
Diferido	5.163	17.582	(1.443)	3.160
	5.163	**17.582**	**(3.621)**	**3.160**

NOTA 8 – INVESTIMENTOS

a) Composição

	30.06.2002	31.03.2002
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Companhia Energética Meridional – CEM		
Equivalência patrimonial	185.365	189.010
Ágio	39.263	37.712
Adiantamento para aumento de capital	163	323
	224.791	**227.045**
Itá Energética S.A. – ITASA		
Equivalência patrimonial	253.593	254.148
Ágio	18.308	18.880
	271.901	**273.028**
Delta Participações S.A.		
Equivalência patrimonial	1	1
	1	**1**
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	10	-
	496.703	**500.074**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE		
Quota de participação	3	3
	496.706	**500.077**
Bens e direitos de uso futuro e destinados à alienação	**1.797**	**1.806**
Outros investimentos		
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	5.315	6.865
Outros	106	106
	5.421	**6.971**
	503.924	**508.854**

b) Participações societárias permanentes

b.1 - Companhia Energética Meridional – CEM (Controlada)

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,5 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

04.01 - NOTAS EXPLICATIVAS

A primeira das três unidades geradoras da usina foi disponibilizada para despacho do Operador Nacional do Sistema Elétrico – ONS em 22.05.2002. A inauguração oficial da Usina Hidrelétrica Cana Brava ocorreu, oficialmente, em 24.05.2002, com a presença de diversas autoridades, dentre as quais, o Presidente da República, Fernando Henrique Cardoso, o presidente mundial da Suez, Gerard Mestrallet e o presidente da Tractebel Sociètè Anonyme, Jean-Pierre Hansen.

A Companhia possui contrato de compra e venda de energia elétrica firmado com a CEM, para aquisição da energia produzida em Cana Brava a partir de outubro de 2002. Essa energia não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2002			31.03.2002
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	69.343.335	126.666.665	196.010.000	189.010.000
Quantidade de ações de propriedade da Tractebel Energia	69.343.331	126.666.665	196.009.996	189.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	69.343	126.667	196.010	189.010
Capital social integralizado	69.343	126.667	196.010	189.010
Patrimônio líquido	-	-	185.528	189.010
Investimento:				
Equivalência patrimonial	-	-	185.365	189.010
Ágio	-	-	39.263	37.712
Resultado de equivalência patrimonial	-	-	(10.645)	-

Em 30.06.2002 remanesce um saldo de adiantamento para aumento de capital, concedido pela Companhia à CEM, no valor de R$ 163, a ser capitalizado oportunamente. Embora registrado no patrimônio líquido da controlada, este valor não está incluído nas informações acima para permitir melhor compreensão sobre a participação societária.

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir e encontram-se consolidados nas demonstrações financeiras apresentadas nos quadros 6.01, 6.02 e 7.01:

	30.06.2002
ATIVO	
Circulante	11.402
Realizável a longo prazo	11.420
Permanente	842.163
	864.985
PASSIVO	
Circulante	14.783
Exigível a longo prazo	664.674
Patrimônio líquido	185.528
	864.985
RESULTADO	
Receitas operacionais brutas	1.822
Deduções	(99)
Receitas operacionais líquidas	**1.723**
Custos e despesas operacionais	(1.579)
Resultado do serviço	**144**
Despesas financeiras líquidas de receitas	(16.032)
Prejuízo operacional	**(15.888)**
Imposto de renda e contribuição social	5.243
Prejuízo do período	**(10.645)**

b.2 - Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em 08.03.2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

04.01 - NOTAS EXPLICATIVAS

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá, e deram em caução as ações de emissão da ITASA, de suas propriedades, como garantia das obrigações assumidas pela investida. A dívida em 30.06.2002 totaliza R$ 711.554 (R$ 736.563 em 31.03.2002).

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.06.2002	**31.03.2002**
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	416.062	416.062
Patrimônio líquido	520.192	521.328
(Prejuízo) Lucro do período	(790)	346
Investimento:		
Equivalência patrimonial	253.593	254.148
Ágio	18.308	18.880
Resultado de equivalência patrimonial	(385)	169

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e foi determinado com base em Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

	30.06.2002	31.03.2002
ATIVO		
Circulante	53.549	70.713
Realizável a longo prazo	9.687	9.130
Permanente	1.196.231	1.208.928
	1.259.467	**1.288.771**
PASSIVO		
Circulante	87.390	107.816
Exigível a longo prazo	651.885	659.627
Patrimônio líquido	520.192	521.328
	1.259.467	**1.288.771**
RESULTADO		
Receitas operacionais brutas	97.395	47.846
Deduções	(3.559)	(1.746)
Receitas operacionais líquidas	**93.836**	**46.100**
Custos e despesas operacionais	(42.171)	(20.405)
Resultado do serviço	**51.665**	**25.695**
Despesas financeiras líquidas de receitas	(52.802)	(25.158)
(Prejuízo) lucro operacional	**(1.137)**	**537**
Resultado não operacional	7	7
(Prejuízo) lucro Antes dos Tributos	**(1.130)**	**544**
Imposto de renda e contribuição social	340	(198)
(Prejuízo) lucro do período	**(790)**	**346**

b.3 – Delta Participações S.A.

A Companhia detém 999 das 1.000 ações que compõem o Capital Social da Delta, constituída em 31.10.2001, que não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda.

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002, ocasião em que foi integralizado seu Capital Social no valor de R$ 10. A Companhia possui 9.999 das 10.000 quotas de capital existentes.

c) Outros investimentos

A Companhia possui 24 bônus de subscrição em ações da CEM, no valor de R$ 5.315 (R$ 6.865 em 31.03.2002). Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	30.06.2002		31.03.2002
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	635.180	634.933
UHE Salto Osório	2,8	287.615	287.130
UHE Passo Fundo	2,4	113.570	113.329
UHE Itá (participação em consórcio)	2,3	1.233.280	1.233.280
UHE Machadinho (participação em consórcio)	2,4	129.000	-
		2.398.645	2.268.672
(-) Depreciação Acumulada		(756.422)	(742.112)
		1.642.223	**1.526.560**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.430.489	2.429.768
UTE Charqueadas	4,5	53.922	53.524
UTE Alegrete	4,3	7.647	7.504
UTE William Arjona	4,7	125.630	94.544
		2.617.688	2.585.340
(-) Depreciação Acumulada		(934.306)	(910.065)
		1.683.382	**1.675.275**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(756)	(732)
		868	**892**
Equipamentos Gerais e Outros	10,0	21.749	19.981
(-) Depreciação Acumulada		(10.106)	(9.776)
		11.643	**10.205**
		3.338.116	**3.212.932**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	30.06.2002	31.03.2002
	Custo corrigido	**Custo corrigido**
Total das Imobilizações em Serviço	**3.338.116**	**3.212.932**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	41.097	167.795
UHE Passo Fundo (obra de adição)	9.810	8.043
UHE Salto Santiago (obra de adição)	6.943	6.265
UHE Itá (custos retardatários)	2.039	1.358
Outros	2.723	4.763
	62.612	**188.224**
Geração Térmica		
UTE Jacuí	78.342	77.845
UTE Jorge Lacerda (obra de adição)	6.973	6.278
UTE William Arjona (máquina V e obra de adição)	40.006	42.270
UTE Charqueadas (obra de adição)	873	1.230
Outros	4.108	6.612
	130.302	**134.235**
Outros	**1.344**	**1.377**
	194.258	**323.836**
Imobilizações líquidas	**3.532.374**	**3.536.768**
Obrigações Especiais	**(56.514)**	**(56.514)**
	3.475.860	**3.480.254**

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 30.06.2002 e em 31.03.2002, é a seguinte:

Doações e subvenções destinadas a investimentos	47.887
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.514

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade instalada MW	Data do ato	Vencimento
I – Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	28.09.1998	28.09.2028
UTE Charqueadas	72	28.09.1998	28.09.2028
UTE Alegrete	66	28.09.1998	28.09.2028
UTE William Arjona	120	02.06.2000	28.04.2029

As concessões pertinentes à UHE Itá e à UHE Machadinho estão compartilhadas, respectivamente, com a Empresa Itá Energética S.A. e com as empresas integrantes do Consórcio Machadinho.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí. Posteriormente, a ANEEL autorizou a implantação do projeto e definiu os aspectos de comercialização de energia gerada pela Usina. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação. Atualmente, aguarda-se a regulamentação da Lei nº 10.438/2002, no que diz respeito à sistemática de reembolso do carvão a ser utilizado na usina, no período posterior aos primeiros 5 anos de operação. Paralelamente às definições que se encontram em curso, tais como as negociações finais de contratação de EPC (*Engineering Procurement and Construction*), suprimento de combustíveis e montagem de estruturas de financiamento que conta com a participação do BNDES, mostram o empenho da Companhia na viabilização do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados á alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.06.2002			31.03.2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	57.458	658.666	716.124	49.149	545.595	594.744
Instituições financeiras	13.605	188.605	202.210	8.271	145.053	153.324
	71.063	**847.271**	**918.334**	**57.420**	**690.648**	**748.068**
Moeda Nacional						
ELETROBRÁS	59.520	402.203	461.723	58.244	415.633	473.877
Instituições financeiras	269.304	30.000	299.304	298	30.000	30.298
Fornecedores	1.424	-	1.424	1.798	-	1.798
	330.248	**432.203**	**762.451**	**60.340**	**445.633**	**505.973**
	401.311	**1.279.474**	**1.680.785**	**117.760**	**1.136.281**	**1.254.041**

04.01 - NOTAS EXPLICATIVAS

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 31.03.2002	**117.760**	**1.136.281**
Saques	260.000	-
Liquidações	(70.041)	-
Transferências	41.640	(41.640)
Encargos gerados no trimestre	36.508	-
Variações monetárias geradas no trimestre	15.444	184.833
Saldo em 30.06.2002	**401.311**	**1.279.474**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/02
226.315
24%
Euro
98.451
11%
Libra
Esterlina
593.568
65%
Dólar
Norte
Americ.


Dívida Externa em Mar/02
167.944
22%
Euro
80.885
11%
Libra
Esterlina
499.239
67%
Dólar
Norte
Americ.

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.400
1.200
1.000
800
600
400
200
0
65
94
165
143
177
153
185
161
246
205
441
380
1.279
1.136
2003
2004
2005
2006
2007
Após 2007 até 2024
Total
Jun/02
Mar/02

04.01 - NOTAS EXPLICATIVAS

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (6,00% a 12,00% a.a., no 1° trimestre de 2002)
Taxas flutuantes: 18,75% (não aplicável no 1° trimestre de 2002)

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (3,00% a 8,49% a.a., no 1° trimestre de 2002)
Taxas flutuantes de 2,15% a 10,31% a.a. (2,97% a 10,31% a.a., no 1° trimestre de 2002)

NOTA 11 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo

	30.06.2002			31.03.2002		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	23	**1.142**	**1.047**	26	**1.124**	**1.312**
COFINS						
Parcelamento em 120 meses	23	6.726	6.165	26	6.624	7.727
Parcelamento em 72 meses	28	14.242	18.990	31	13.866	21.954
		20.968	**25.155**		**20.490**	**29.681**
PIS						
Parcelamento em 72 meses	28	**365**	**486**	31	**355**	**562**
INSS						
Parcelamento em 240 meses	128	900	8.704	131	892	8.851
Parcelamento em 96 meses	27	272	340	30	271	406
		1.172	**9.044**		**1.163**	**9.257**
		23.647	**35.732**		**23.132**	**40.812**

O artigo 11 da Medida Provisória n° 38, de 14.05.2002, permitiu o pagamento em até 6 parcelas, dos débitos de tributos e contribuições administrados pela Secretaria da Receita Federal, com dispensa de multas e juros nas condições ali definidas, devendo o primeiro pagamento ser efetuado até 31.07.2002.

Os parcelamentos de COFINS acima discriminados, cujos saldos em 30.06.2002 perfazem o valor de R$ 46.123, enquadram-se nas disposições desse diploma legal, o que levou a Administração da Companhia a optar por liquidá-los em 6 parcelas mensais, a partir de 31.07.2002.

O referido valor contempla juros e multas de R$ 17.697, cuja dispensa de pagamento deverá ser homologada pela Secretaria da Receita Federal após a instrução do respectivo processo, quando, então, a Companhia reconhecerá os correspondentes efeitos em suas demonstrações financeiras.

NOTA 12 – PROVISÕES – OUTRAS

	30.06.2002		31.03.2002	
	Circulante	**Longo prazo**	**Circulante**	**Longo prazo**
Provisões trabalhistas	7.822	-	5.783	-
Programa de reestruturação	151	-	172	-
Provisão para grandes manutenções	8.619	19.483	8.693	17.510
Provisão bônus gerencial	497	-	2.000	-
Provisão aquisição energia	10.253	-	10.253	-
Outras	41	-	-	-
	27.383	**19.483**	**26.901**	**17.510**

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 13 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.06.2002		31.03.2002	
	Valor da provisão	**Depósitos judiciais**	**Valor da provisão**	**Depósitos judiciais**
Trabalhistas				
Vínculo empregatício e reintegração	17.345	12.520	17.739	12.481
Periculosidade	1.153	639	1.180	976
Jornada de advogado	3.344	679	3.420	662
Horas in itinere	1.026	171	1.050	327
Outros	2.552	2.335	2.609	2.751
	25.420	**16.344**	**25.998**	**17.197**
Cíveis				
Fornecedores	24.284	-	23.693	-
Atingidos pela UHE Itá	7.281	-	6.225	-
Danos emergentes e lucros cessantes	3.375	-	3.628	-
Doença ocupacional e acidente de trabalho	5.181	-	3.948	-
Outras	1.283	-	1.215	-
	41.404	-	**38.709**	-
Fiscais				
Contribuição Social	15.885	4.522	15.648	1.412
PIS e COFINS	48.788	-	47.881	-
INSS	7.459	2.952	6.615	2.952
	72.132	**7.474**	**70.144**	**4.364**
	138.956	**23.818**	**134.851**	**21.561**

Os processos judiciais envolvendo a Companhia que, na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, apresentam riscos possíveis mas não prováveis, estão estimados em R$ 6.051 em 30.06.2002 (R$ 6.369 em 31.03.2002).

NOTA 14 – BENEFÍCIOS PÓS-EMPREGO

A Companhia promoveu em dezembro de 2001, a revisão de seus passivos atuariais, visando a adequá-los às regras e procedimentos estabelecidos através da Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia é uma das patrocinadoras da Fundação Eletrosul de Previdência e Assistência Social – ELOS, entidade sem fins lucrativos que tem por objetivo básico a complementação de aposentadoria a seus participantes. A relação entre as patrocinadoras da ELOS é de não solidariedade, isto é, cada patrocinadora é responsável pelas obrigações contratadas pela Fundação com os participantes e dependentes a ela vinculados.

A ELOS administra um Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por velhice;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício de aposentadoria, reajustado anualmente pelo INPC, consiste, basicamente, na diferença entre a média dos últimos 36 meses de salário de contribuição do empregado para a ELOS e o valor da aposentadoria paga pelo INSS.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,2% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 1° semestre de 2002 foi de R$ 2.592 (R$ 2.335, no 1° semestre de 2001)

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS, as quais são limitadas em 15% do total das receitas previdenciais. A parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora. O valor de responsabilidade da Companhia no 1° semestre de 2002 foi de R$ 695 (R$ 586, no 1° semestre de 2001)

04.01 - NOTAS EXPLICATIVAS

b) Gratificação por Confidencialidade
Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As principais premissas atuariais, utilizadas na avaliação dos benefícios pós-emprego na posição de 31 de dezembro de 2001 foram:

Taxa de desconto a valor presente das obrigações atuariais	10 % a.a.
Taxa de retorno esperado dos ativos	10 % a.a.
Crescimento salarial futuro	7% a.a.
Crescimento dos benefícios da Previdência Social	4% a.a.
Tábua de Mortalidade (ativos)	GAM71 (modificada)

Os valores reconhecidos no 1° semestre de 2002, com efeitos no passivo atuarial líquido apurado em 31.12.2001, estão demonstrados a seguir:

Passivo líquido em 31.12.2001	**270.518**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	6.773
Contribuição a patrocinadora	2.102
Contribuição complementar	491
Complemento de despesas atuariais projetadas para 2002	5.463
	285.347
Amortização de obrigações contratadas	(20.836)
Passivo líquido em 30.06.2002	**264.511**

Classificação do passivo

Circulante	43.179
Exigível a longo prazo	221.332
	264.511

NOTA 15 - OBRIGAÇÕES FISCAIS DIFERIDAS

As transações de compra e venda de energia elétrica no âmbito do MAE, ocorridas no período de setembro de 2000 a junho de 2002, tiveram seus valores estimados por aquele órgão e reconhecidos nas demonstrações financeiras da Companhia.

Assim, o valor de R$ 322.943 registrado nesta rubrica refere-se aos tributos diferidos abaixo discriminados, apurados sobre a provisão das vendas de energia elétrica no âmbito do MAE ocorridas no mencionado período:

- PIS / COFINS - R$ 31.310
- Imposto de Renda - R$ 214.430
- Contribuição Social - R$ 77.203

NOTA 16 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 30 de junho de 2002, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 30 de junho de 2002 é de R$ 4,43 (R$ 4,60 em 31.03.2002).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações classe "A" e de 6,00%, para classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 30.06.2002, está assim constituído:


Participação no Capital Total
BNDESPar 4,90%
Outros 14,98%
FND 0,36%
Tractebel EGI 77,14%
União 2,62%

04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (Ações Ordinárias)
BNDESPar 3,01%
FND 0,51%
Outros 12,73%
Tractebel EGI 80,42%
União 3,33%


Ações Preferenciais
Outros 20,50%
BNDESPar 9,54%
Tractebel EGI 69,07%
União 0,89%

	30.06.2002	31.03.2002
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	**91.695**	**91.695**
Reservas de Lucros		
Reserva legal	37.635	37.635
Reserva de retenção de lucros	368.724	368.724
	406.359	**406.359**

NOTA 17 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal inicial de US$ 17.567, equivalente a R$ 49.968 em 30.06.2002, amortizado semestralmente a partir de 15.04.2003. No segundo trimestre de 2002, esta operação gerou despesa de R$ 302 (R$ 301 no 1° trimestre de 2002), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar o risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	30.06.2002		31.03.2002	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	918.334	651.998	748.068	658.883
Empréstimos e encargos em moeda nacional	762.451	740.168	505.973	492.492
	1.680.785	**1.392.166**	**1.254.041**	**1.151.375**

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Erik De Muynck (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Suprimento de Energia Elétrica

O aumento verificado no 2° trimestre de 2002, em relação a igual período de 2001, refere-se, basicamente, aos reajustes tarifários concedidos pela ANEEL vinculados aos contratos iniciais e ao provisionamento de R$ 19.093 correspondente às vendas de energia elétrica ocorridas no MAE, nos meses de janeiro e fevereiro de 2002, registrado contabilmente no mês de junho de 2002.

Geração bruta de energia elétrica

a) Geração hidráulica

A redução da geração de energia elétrica no 2° trimestre de 2002, em relação ao igual período de 2001, decorreu basicamente, das condições hidrológicas desfavoráveis.

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2° TRIM/02	ACUMULADO JUN/02	2° TRIM/01	ACUMULADO JUN/01	TRIMESTRE	ACUMULADO
UHE Passo Fundo	234.806	438.077	341.472	582.692	(31,24)	(24,82)
UHE Salto Osório	1.219.909	2.386.345	1.294.975	2.766.573	(5,80)	(13,74)
UHE Salto Santiago	1.743.204	3.488.583	1.975.709	4.044.700	(11,77)	(13,75)
UHE Itá	1.447.899	2.128.733	2.465.040	4.755.884	(41,26)	-
UHE Machadinho	900.043	1.237.837	-	-	-	-
Total	5.545.861	9.679.575	6.077.196	12.149.849	(8,74)	(20,33)

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho iniciou a operação comercial da 1ª unidade geradora em 16.02.2002 e da 2ª unidade em 30.04.2002. Esta usina é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2º TRIM/02	ACUMULADO JUN/02	2º TRIM/01	ACUMULADO JUN/01	TRIMESTRE	ACUMULADO
UTE Alegrete	9.983	20.004	91.539	98.157	(89,09)	(79,62)
UTE Charqueadas	55.991	119.797	87.603	151.399	(36,09)	(20,87)
UTE Arjona	136.729	248.369	83.661	91.484	63,43	171,49
Complexo Jorge Lacerda	915.573	1.959.396	1.241.505	2.373.864	(26,25)	(17,46)
Total	1.118.276	2.347.566	1.504.308	2.714.904	(25,66)	(13,53)

Em 30.04.2002, a unidade IV da UTE William Arjona iniciou sua operação comercial

Combustível p/ Produção de Energia Elétrica

O combustível utilizado na UTE William Arjona (óleo diesel até 28.05.01 e gás natural de 28.05.01 em diante) não é reembolsado pela Conta de Consumo de Combustível - CCC.
O aumento verificado em relação a igual período de 2001 é decorrente do aumento da operação da usina a partir de sua conversão para gás natural e também pela entrada em operação comercial das unidades 3 e 4 em 01.09.2001 e 30.04.2002, respectivamente, já que, anteriormente, a operação ocorria somente para gerar energia de ponta em virtude do alto custo do óleo diesel para geração de energia elétrica.

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 9.045, referente a realização das provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Financeiras

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

Moeda	Variação %			
	2002		2001	
	2º TRIM	ACUMULADO	2º TRIM	ACUMULADO
Dólar (USD)	22,41	22,58	6,64	17,87
Marco Alemão (DEM)	-	-	3,24	6,62
Libra Esterlina (GBP)	31,65	29,38	6,59	11,71
Euro (EUR)	39,40	36,87	3,24	6,62
Média ponderada	27,31	26,83	5,53	13,70

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1	Ativo Total	6.688.378	6.256.904
1.01	Ativo Circulante	1.427.080	1.082.716
1.01.01	Disponibilidades	27.487	14.272
1.01.01.01	Numerário Disponível	5.568	3.098
1.01.01.02	Aplicações no Mercado Aberto	21.919	11.174
1.01.02	Créditos	1.096.163	979.578
1.01.02.01	Consumidores e Concessionárias	981.308	950.610
1.01.02.02	Títulos e Valores Mobiliários	114.855	28.968
1.01.03	Estoques	7.125	6.557
1.01.04	Outros	296.305	82.309
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	23.323	19.102
1.01.04.02	Alienações, Desativ., Serv.e Disp.Reemb.	9.170	7.740
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	89.883	14.443
1.01.04.04	Créditos Fiscais Diferidos	157.758	25.906
1.01.04.05	Despesas Pagas Antecipadamente	5.625	6.664
1.01.04.06	Outros	10.546	8.454
1.02	Ativo Realizável a Longo Prazo	293.833	289.475
1.02.01	Créditos Diversos	48.453	60.303
1.02.01.01	Concessionárias	48.453	54.773
1.02.01.02	Títulos e Valores Mobiliários	0	5.530
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	245.380	229.172
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	13.178	11.507
1.02.03.02	Depósitos Vinculados a Litígios	23.818	21.561
1.02.03.03	Créditos Fiscais Diferidos	198.719	185.334
1.02.03.04	Despesas Pagas Antecipadamente	6.625	7.729
1.02.03.05	Outros	3.040	3.041
1.03	Ativo Permanente	4.967.465	4.884.713
1.03.01	Investimentos	64.803	65.373
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	57.582	56.593
1.03.01.03	Outros Investimentos	7.221	8.780
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.797	1.806
1.03.01.03.02	Outros	5.424	6.974
1.03.02	Imobilizado	4.828.529	4.743.824
1.03.03	Diferido	74.133	75.516

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2	Passivo Total	6.688.378	6.256.904
2.01	Passivo Circulante	1.120.351	806.946
2.01.01	Empréstimos e Financiamentos	430.394	146.181
2.01.01.01	Principal	397.949	119.910
2.01.01.02	Encargos	32.445	26.271
2.01.02	Debêntures	7.487	18.217
2.01.02.01	Encargos de Debêntures	7.487	18.217
2.01.03	Fornecedores	233.540	178.401
2.01.04	Impostos, Taxas e Contribuições	32.514	206.879
2.01.04.01	Tributos e Contrib. Sociais Correntes	8.867	183.747
2.01.04.02	Tributos e Contrib. Sociais Parcelados	23.647	23.132
2.01.05	Dividendos a Pagar	1.026	165.120
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	1.026	165.120
2.01.06	Provisões	27.450	26.951
2.01.06.01	Obrigações Estimadas	27.450	26.951
2.01.07	Dividas com Pessoas Ligadas	0	0
2.01.08	Outros	387.940	65.197
2.01.08.01	Reserva Global de Reversão	879	1.256
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	6.806	5.830
2.01.08.03	Concessionárias de Energia Elétrica	1.843	1.845
2.01.08.04	Particip.Empregados Lucros ou Resultados	2.526	5.780
2.01.08.05	Benefícios Pós-Emprego	43.179	40.766
2.01.08.06	Obrigações Fiscais Diferidas	322.943	0
2.01.08.07	Outros	9.764	9.720
2.02	Passivo Exigível a Longo Prazo	2.679.445	2.450.486
2.02.01	Empréstimos e Financiamentos	2.004.171	1.772.619
2.02.01.01	Principal	2.004.171	1.772.619
2.02.02	Debêntures	177.221	176.439
2.02.03	Provisões	158.439	152.361
2.02.03.01	Obrigações Estimadas	19.483	17.510
2.02.03.02	Contingências	138.956	134.851
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	339.614	349.067
2.02.05.01	Tributos e Contribuições Parcelados	35.732	40.812
2.02.05.02	Concessões a Pagar	80.550	78.575
2.02.05.03	Benefícios Pós-Emprego	221.332	227.845
2.02.05.04	Outros	2.000	1.835
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.888.582	2.999.472
2.05.01	Capital Social Realizado	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	406.359	406.359
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	368.724	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(55.238)	55.652

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.01	Receita Bruta de Vendas e/ou Serviços	367.959	711.430	341.900	684.071
3.01.01	Suprimento de Energia Elétrica	305.971	582.695	259.143	530.538
3.01.02	Fornecimento de Energia Elétrica	6.514	10.839	2.751	6.843
3.01.03	Subvenção Combustível - CCC	53.168	113.576	76.687	142.601
3.01.04	Venda de Cinzas	1.196	2.164	2.240	2.240
3.01.05	Outras	1.110	2.156	1.079	1.849
3.02	Deduções da Receita Bruta	(15.500)	(29.875)	(15.137)	(28.059)
3.02.01	Impostos e Contribuições	(14.485)	(28.056)	(13.271)	(26.193)
3.02.02	Repasse - CCC - Vendas de Cinzas	(982)	(1.786)	(1.866)	(1.866)
3.02.03	Repasse de Energia de Antecipação	(33)	(33)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	352.459	681.555	326.763	656.012
3.04	Custo de Bens e/ou Serviços Vendidos	(220.921)	(394.346)	(216.716)	(395.467)
3.04.01	Pessoal	(11.789)	(22.419)	(10.587)	(20.364)
3.04.02	Material	(2.315)	(3.833)	(3.053)	(4.716)
3.04.03	Serviço de Terceiro	(5.920)	(10.825)	(5.367)	(9.318)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(53.168)	(113.576)	(76.687)	(142.601)
3.04.05	Combustível p/Prod.Ener.Elétrica	(12.585)	(23.354)	(6.112)	(7.674)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(9.216)	(16.666)	(12.270)	(22.004)
3.04.07	Depreciação / Amortização	(42.948)	(84.497)	(42.350)	(84.705)
3.04.08	Energia Elétrica Comprada p/Revenda	(77.105)	(105.003)	(56.450)	(90.473)
3.04.09	Uso de Bem Público - UBP	(4.113)	(7.634)	(3.220)	(6.440)
3.04.10	Constituição de Provisões Operacionais	(2.577)	(5.155)	(1.866)	(3.731)
3.04.11	Rerversão de Provisões Operacionais	679	713	2.670	3.217
3.04.12	Outras	136	(2.097)	(1.424)	(6.658)
3.05	Resultado Bruto	131.538	287.209	110.047	260.545
3.06	Despesas/Receitas Operacionais	(298.557)	(370.463)	(112.966)	(208.208)
3.06.01	Com Vendas	(6.062)	(11.187)	(3.756)	(7.691)

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.06.02	Gerais e Administrativas	(25.851)	(49.490)	(2.214)	8.623
3.06.02.01	Pessoal	(5.744)	(10.442)	(5.524)	(10.652)
3.06.02.02	Serviço de Terceiro	(3.455)	(7.357)	(3.503)	(6.398)
3.06.02.03	Depreciação / Amortização	(3.443)	(6.861)	(929)	(1.841)
3.06.02.04	Constituição de Provisões Operacionais	(4.771)	(14.571)	(2.888)	(8.759)
3.06.02.05	Reversão de Provisões Operacionais	8.366	15.608	26.556	61.376
3.06.02.06	Outras	(16.804)	(25.867)	(15.926)	(25.103)
3.06.03	Financeiras	(266.644)	(309.786)	(106.996)	(209.140)
3.06.03.01	Receitas Financeiras	4.858	6.222	3.429	13.561
3.06.03.01.01	Rendas de Aplicações Financeiras	4.133	4.999	2.724	5.923
3.06.03.01.02	Variação Monetária	260	589	434	6.115
3.06.03.01.03	Outras	465	634	271	1.523
3.06.03.02	Despesas Financeiras	(271.502)	(316.008)	(110.425)	(222.701)
3.06.03.02.01	Encargos de Dívidas	(43.273)	(72.595)	(41.894)	(79.778)
3.06.03.02.02	Encargos de Debêntures	(3.028)	(5.560)	(2.508)	(2.722)
3.06.03.02.03	Encargos s/Tributos e Contrib.Sociais	2.254	(2.825)	(1.576)	(3.357)
3.06.03.02.04	Variação Monetária s/Empr.Financiamentos	(216.024)	(214.625)	(55.234)	(119.624)
3.06.03.02.05	Variação Monetária - Debêntures	(2.447)	(2.893)	(2.383)	(2.698)
3.06.03.02.06	Variação Monetária - Outras	(2.180)	(4.315)	857	(1.242)
3.06.03.02.07	Outras	(6.804)	(13.195)	(7.687)	(13.280)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(167.019)	(83.254)	(2.919)	52.337
3.08	Resultado Não Operacional	(129)	(139)	1.046	1.138
3.08.01	Receitas	4	48	1.199	1.348
3.08.02	Despesas	(133)	(187)	(153)	(210)

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.09	Resultado Antes Tributação/Participações	(167.148)	(83.393)	(1.873)	53.475
3.10	Provisão para IR e Contribuição Social	27.761	(21)	4.804	(2.175)
3.10.01	Contribuição Social	5.733	(4)	689	(2.178)
3.10.02	Imposto de Renda	22.028	(17)	4.115	3
3.11	IR Diferido	28.497	28.176	11.603	4.319
3.11.01	Contribuição Social	8.460	6.488	2.029	(749)
3.11.02	Imposto de Renda	20.037	21.688	9.574	5.068
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	(110.890)	(55.238)	14.534	55.619
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	604.238.739	604.238.739
	LUCRO POR AÇÃO			0,00002	0,00009
	PREJUÍZO POR AÇÃO	(0,00017)	(0,00008)		

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08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM e ITASA, porquanto as controladas Delta Participações e a Tractebel Energia Comercializadora não desenvolveram atividades operacionais no presente trimestre.

A ITASA não apresentou variações significativas que pudessem influenciar no desempenho consolidado, já que suas operações resultaram em prejuízo que, observada a proporção de 48,75% utilizada na consolidação, impactaram o resultado consolidado em R$ 385.

A CEM, por sua vez, disponibilizou a primeira das três unidades geradoras da UHE Cana Brava, para operação comercial, em 22.05.2002 e toda a energia gerada até 30.06.2002 foi comercializada no âmbito do Mercado Atacadista de Energia Elétrica – MAE, cujos preços estavam muito abaixo do esperado, tendo sido praticados os valores médios de R$ 19,79 por MWh em maio e de R$ 13,48 por MWh em junho. O valor da receita foi estimado internamente e está muito próximo dos números preliminares fornecidos pelo MAE, que até esta data não concluiu a apuração definitiva dos valores pertinentes às transações ocorridas. Por outro lado, o Real sofreu desvalorização frente ao Dólar Norte Americano de 12,78% no mês de junho, imputando variação cambial passiva de R$ 14.442 no resultado, que corresponde à apropriação de 1/3 (um terço) dos efeitos cambiais gerados pelos empréstimos e financiamento obtidos do Inter-American Development Bank – IDB. Os demais 2/3 (dois terços) dos efeitos cambiais foram capitalizados no imobilizado, respeitando a proporção dos ativos financiados que permanecem em construção e, portanto, não produziram receitas no trimestre.

Com relação à Controladora, o desempenho foi substancialmente afetado pelos efeitos da desvalorização do Real em relação à cesta de moedas que compõem sua dívida externa, onerando o resultado do trimestre em R$ 199.397, antes dos efeitos tributários, enquanto em igual período do ano anterior tais efeitos foram de R$ 50.746, representando um crescimento de 292,93%. As transações de venda e compra de energia elétrica no âmbito do MAE, ocorridas no período de janeiro a junho de 2002, foram registradas neste trimestre com base nas estimativas daquele órgão, representando receitas de R$ 19.093 e despesas de R$ 52.059, que, após os efeitos tributários, resultaram em prejuízo de R$ 22.218 no resultado consolidado.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMONIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	6,42
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		196.010		189.010	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,78
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

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15.01 - PROJETOS DE INVESTIMENTO

1. Projetos relacionados ao cumprimento do edital de privatização

1.1. Usina Hidrelétrica de Machadinho

A UHE Machadinho está sendo construída em consórcio, cuja participação da Companhia é de 16,94%.

As principais características são as seguintes:

- Localização: Rio Pelotas, na divisa dos Estados de Santa Catarina e Rio Grande do Sul
- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia assegurada : 473 MW médios
- Operação comercial: A 3ª e última unidade geradora entrará em operação em 16.07.2002

1.2. Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

2. Projeto realizado por empresa controlada

Usina Hidrelétrica Cana Brava

A Companhia detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

As principais características do empreendimento são:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia assegurada: 273,5 MW médios
- Início da obra: 31 de maio de 1999
- Operação comercial: A 1ª unidade entrou em operação em 22.05.2002 e a 2ª unidade tem previsão de início no terceiro trimestre de 2002

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possui seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista na apólice para 15.01.2003, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1º de setembro de 1998.

A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.913 estabelecido pela Resolução ANEEL n º 247, de 02.07.2001. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes anuais pela variação do IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, aditivado em 9 de abril de 2001, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – Consumidores e Concessionárias

	Consolidado			
	30.06.2002			31.03.2002
	Vincendos	Vencidos mais de 90 dias	Total	Total
Circulante				
Consumidores livres	1.654	-	1.654	1.553
Concessionárias	957.990	19.500	977.490	949.057
Comercializadoras	2.164	-	2.164	-
	961.808	**19.500**	**981.308**	**950.610**
Longo Prazo				
Concessionárias	48.453	-	48.453	54.773
	1.010.261	19.500	1.029.761	1.005.383

NOTA 2 – Títulos e Valores Mobiliários

	Consolidado	
	30.06.2002	31.03.2002
Circulante		
Certificado de Depósito Bancário – CDB	114.560	5.639
Letras Financeiras do Tesouro – LFT	295	-
Debêntures	-	23.329
	114.855	**28.968**
Longo Prazo		
Letras Financeiras do Tesouro – LFT	-	2.734
Letras do Tesouro Nacional – LTN	-	2.796
	-	5.530
	114.855	**34.498**

No saldo consolidado, os Certificados de Depósitos Bancários estão sendo remunerados em 102,05%, em média, da taxa CDI.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – Conciliação dos Tributos, no Resultado

	Consolidado			
	30.06.2002		30.06.2001	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	(83.393)	(83.393)	53.475	53.475
Contribuição Social – 9%	7.505	-	(4.813)	-
Imposto de Renda – 25%	-	20.848	-	(13.369)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(114)	-	(360)
Amortização de ágio	-	(286)	-	(286)
Encargos sobre contingências tributárias indedutíveis	-	-	(17)	(48)
Outras despesas indedutíveis	(33)	(92)	(158)	(438)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	1.656	-	7.552
Reversão dos juros sobre capital próprio	-	-	2.333	6.482
Reversão de contingências tributárias indedutíveis	-	-	-	5.538
Outros	-	-	43	-
Ajuste de alíquota da CSLL diferida	(977)	-	(315)	-
Ajuste incentivos fiscais	(11)	(341)	-	-
	6.484	21.671	(2.927)	5.071
Composição dos tributos no resultado:				
Corrente	(4)	(17)	(2.178)	3
Diferido	6.488	21.688	(749)	5.068
	6.484	21.671	(2.927)	5.071

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – Ativo Imobilizado

Composição

	Consolidado		
	30.06.2002		31.03.2002
	Taxas médias de reintegração	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Intangível			
Direito de Exploração		80.337	-
(-) Amortização Acumulada	3,2	(71)	-
		80.266	-
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	635.180	634.933
UHE Salto Osório	2,8	287.615	287.130
UHE Passo Fundo	2,4	113.570	113.329
UHE Itá (participação em consórcio)	2,3	1.775.248	1.774.081
UHE Cana Brava	2,4	603.907	-
UHE Machadinho	2,4	129.000	-
		3.544.520	2.809.473
(-) Depreciação Acumulada		(780.184)	(762.061)
		2.764.336	**2.047.412**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.430.489	2.429.768
UTE Charqueadas	4,5	53.922	53.524
UTE Alegrete	4,3	7.647	7.504
UTE William Arjona	4,7	125.630	94.544
		2.617.688	2.585.340
(-) Depreciação Acumulada		(934.306)	(910.065)
		1.683.382	**1.675.275**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(756)	(732)
		868	**892**
Equipamentos Gerais e Outros	10,0	21.941	20.237
(-) Depreciação Acumulada		(10.214)	(9.902)
		11.727	**10.335**
		4.540.579	**3.733.914**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	30.06.2002	31.03.2002
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**4.540.579**	**3.733.914**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	41.097	167.795
UHE Passo Fundo (obra de adição)	9.810	8.043
UHE Salto Santiago (obra de adição)	6.943	6.265
UHE Itá (custos retardatários)	2.987	3.283
UHE Cana Brava	149.258	740.663
Outros	2.723	4.763
	212.818	**930.812**
Geração Térmica		
UTE Jacuí	78.342	77.845
UTE Jorge Lacerda (obra de adição)	6.973	6.278
UTE William Arjona (máquina IV e V)	40.006	42.270
UTE Charqueadas (obra de adição)	873	1.230
Outros	4.108	6.612
	130.302	**134.235**
Outros	**1.344**	**1.377**
	344.464	**1.066.424**
Imobilizações líquidas	**4.885.043**	**4.800.338**
Obrigações Especiais	**(56.514)**	**(56.514)**
	4.828.529	**4.743.824**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.06.2002			31.03.2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	57.458	658.666	716.124	49.149	545.595	594.744
Instituições financeiras	16.602	569.837	586.439	10.621	435.033	445.654
	74.060	**1.228.503**	**1.302.563**	**59.770**	**980.628**	**1.040.398**
Moeda Nacional						
ELETROBRÁS	59.520	402.203	461.723	58.244	415.633	473.877
Instituições financeiras	295.390	373.465	668.855	26.369	376.358	402.727
Fornecedores	1.424	-	1.424	1.798	-	1.798
	356.334	**775.668**	**1.132.002**	**86.411**	**791.991**	**878.402**
	430.394	**2.004.171**	**2.434.565**	**146.181**	**1.772.619**	**1.918.800**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.03.2002	**146.181**	**1.772.619**
Saques no trimestre	260.000	22.893
Pagamentos	(89.766)	-
Transferências	47.558	(47.558)
Reescalonamentos	(881)	881
Encargos gerados no trimestre	51.455	-
Variações *monetárias* geradas no trimestre	15.847	255.336
Saldo em 30.06.2002	**430.394**	**2.004.171**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/02
226.315
17%
Euro
98.451
8%
Libra
Esterlina
977.797
75%
Dólar
Norte
Americ.


Dívida Externa em Mar/02
167.944
16%
Euro
80.885
8%
Libra
Esterlina
791.569
76%
Dólar
Norte
Americ.

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.100
1.800
1.500
1.200
900
600
300
0
110
137
222
195
241
210
260
226
320
269
851
736
2.004
1.773
2003
2004
2005
2006
2007
Após 2007
até 2024
Total
Jun/01
Mar/01

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (6,00% a 12,00% a.a., no 1° trimestre de 2002)
Taxas flutuantes: 13,50% a.a. a 18,75%a.a. (13,50% a.a., no 1° trimestre de 2002)

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (3,00% a 8,49% a.a., no 1° trimestre de 2002)
Taxas flutuantes de 2,15% a 10,31% a.a. (2,97% a 10,31% a.a., no 1° trimestre de 2002.)

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999 a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001 a controlada em conjunto emitiu 2 séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures serão remuneradas com base no IGPM mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGPM mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1° série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 7 - Concessões a Pagar

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 80.550, em 30.06.2002 (R$ 78.575, em 31.03.2002).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Aos Acionistas e Administradores da
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Tractebel Energia S.A. e controladas (controladora e consolidado) referentes ao trimestre e semestre findos em 30 de junho de 2002, elaboradas sob a responsabilidade de sua Administração, de acordo com as práticas contábeis estabelecidas pela legislação societária brasileira, compreendendo os balanços patrimoniais, as respectivas demonstrações dos resultados e os relatórios de desempenho.

2. Exceto quanto ao assunto descrito no parágrafo 3, nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Ibracon - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da sociedade e suas controladas, quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e nas operações da sociedade e de suas controladas.

3. Conforme mencionado na nota explicativa nº 4 às informações trimestrais, a sociedade tem registrado em 30 de junho de 2002, no ativo circulante, valores a receber no montante de R$ 857.814 mil e, no passivo circulante, valores a pagar no montante de R$ 141.733 mil, relativos às transações de venda e compra de energia realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em informações divulgadas pelo MAE de forma provisória, reconhecidos nas demonstrações financeiras por força dos ofícios circulares da ANEEL 154/2002, 343/2002 e 616/2002. Esses valores, correspondentes ao período de 1 de setembro de 2000 a 30 de junho de 2002, estão sujeitos a modificações, em virtude da mudança de interpretação de alguns itens do Acordo Geral do Setor Elétrico. A determinação desses ativos e passivos deverá ocorrer somente após o processamento definitivo pelo MAE. Em virtude dessas modificações e da forma provisória de sua apuração, não nos foi possível concluir quanto a adequação dos valores dos ativos e passivos registrados naquela data e dos correspondentes resultados registrados no trimestre e semestre findos em 30 de junho de 2002.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

Tractebel Energia S.A. 2

4. Baseados em nossa revisão especial, exceto quanto aos possíveis efeitos do assunto mencionado no parágrafo 3, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis estabelecidas pela legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à divulgação das informações trimestrais obrigatórias.

5. Conforme descrito na nota explicativa nº 9 (e), a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, revisamos os balanços patrimoniais (controladora e consolidado) levantados em 31 de março de 2002, e emitimos relatório de revisão especial, datado de 10 de maio de 2002, com ressalva quanto ao não reconhecimento no primeiro trimestre de 2002 dos valores informados pelo Mercado Atacadista de Energia - MAE relativos às transações de venda e compra de energia realizadas no âmbito do MAE, e parágrafos de ênfase sobre (1) o assunto mencionado no parágrafo 5 e (2) a incerteza quanto aos valores contabilizados das transações de venda e compra de energia realizadas no MAE até 31 de dezembro de 2001. As demonstrações dos resultados (controladora e consolidado) referentes ao trimestre e semestre findos em 30 de junho de 2001 foram revisadas por nós, sobre as quais emitimos relatório de revisão especial, datado de 27 de julho de 2001, com parágrafos de ênfase sobre (1) o assunto mencionado no parágrafo 5, (2) a incerteza quanto aos valores relativos às transações de venda e compra de energia realizadas no MAE até 30 de junho de 2001 e (3) a incerteza quanto aos valores provisionados para cobrir eventuais perdas relativas aos passivos contingentes com fornecedores e outros envolvidos no projeto Jacuí (assunto subseqüentemente resolvido).

Rio de Janeiro, 14 de agosto de 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Celso de Almeida Moraes
Contador
CRC nº 1 SP 124669/O-9 S/SC

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

A primeira das três unidades geradoras da Usina Hidrelétrica Cana Brava foi disponibilizada ao Operador Nacional do Sistema Elétrico – ONS, para operação comercial, em 22.05.2002 e toda a energia elétrica gerada até 30.06.2002 foi comercializada no âmbito do Mercado Atacadista de Energia Elétrica – MAE, cujos preços estavam muito abaixo do esperado, tendo sido praticados os valores médios de R$ 19,79 / MWh em maio e de R$ 13,48 / MWh em junho. O valor da receita foi estimado internamente em R$1.822 e está muito próximo dos números preliminares fornecidos pelo MAE, que até esta data não concluiu a apuração definitiva dos valores pertinentes às transações ocorridas. Tal receita foi reconhecida nas demonstrações financeiras no mês de junho de 2002.

O Real sofreu desvalorização frente ao Dólar Norte Americano de 12,78% no mês de junho, imputando variação cambial passiva de R$ 14.442 no resultado, que corresponde à apropriação de 1/3 (um terço) dos efeitos cambiais gerados pelos empréstimos e financiamento obtidos do Inter-American Development Bank – IDB. Os demais 2/3 (dois terços) dos efeitos cambiais foram capitalizados no imobilizado, respeitando a proporção dos ativos financiados que permanecem em construção e, portando, não produziram receitas no trimestre.

Os encargos financeiros das dívidas vinculadas ao projeto, reconhecidos no resultado de junho proporcionalmente aos ativos em operação, atingiram o valor de R$ 1.280. Deste valor, R$ 679 são oriundos dos empréstimos e financiamentos obtidos do IDB e estão influenciados pela desvalorização do Real, que elevou a base de geração dos encargos.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE